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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 10-C

                 REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                          INTERDEALER QUOTATION SYSTEM
                  FILED PURSUANT TO SECTION 13 OR 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 AND RULE 13a-17
                              OR 15d-17 THEREUNDER

                           PAGING PARTNERS CORPORATION
             (Exact name of registrant as specified in its charter)

                              Freehold Office Plaza
                             4249 Route 9N, Bldg. 2
                           Freehold, New Jersey 07728
          (Address of principal executive offices, including zip code)

                                 (908) 409-7088
                (Issuer's telephone number, including area code)

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                  I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of five percent or more in the number shares outstanding:

1. Title of security:                     Common Stock, par value .01 per share

2. Number of shares outstanding before
     the change:                          5,750,000

3. Number of shares outstanding after
     the change:                          6,265,000

4. Effective date of change:              March 10, 1997

5. Method of change:                      Sale of Common Stock

Give brief description of transaction:

     Pursuant to a Common Stock Purchase Agreement, dated March 10, 1997, the issuer sold and issued 515,000 shares of its Common Stock, at a price of $1.03125 per share, to various purchasers. The transaction closed on March 10, 1997.


                                   PAGING PARTNERS CORPORATION


Dated: March 21, 1997              By:  /s/ Jeffrey Bachrach
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                                        Jeffrey Bachrach
                                        Chief Financial Officer